Exhibit 99.1

Adagene Announces Updates to its Board of Directors

SAN DIEGO and SUZHOU, China, April 28, 2023 – Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a platform-driven, clinical-stage biotechnology company transforming the discovery and development of novel antibody-based therapies today announced updates to its board of directors (the “Board”), including the following:

●	Mervyn Turner, Ph.D., is appointed as a director. Dr. Turner accumulated over 25 years of experience at Merck Research Laboratories in pharmaceuticals drug discovery, research and development, licensing and business development, emerging markets analysis, and strategy development and implementation. For seven years, he was head of worldwide licensing and external research at Merck, during a period of rapid expansion in Merck’s partnering activities. He became Merck’s first Chief Strategy Officer and a member of the senior executive team in 2008, before retiring from the company in 2011. Dr. Turner received his BS and Ph.D. in Chemistry from the University of Sheffield in 1970. He also completed his postdoctoral research in biochemistry of histocompatibility at Havard University in 1974.

●	Fangyong (Felix) Du, Ph.D., is appointed as a director. Dr. Du joined Adagene as Vice President of Technology Development in January 2012 and has served as Chief Technology Officer since May 2019. Dr. Du has over 20 years of experience in biological research and discovery, and has published numerous peer-reviewed articles in world-renowned scientific journals such as Nature and Science. Dr. Du worked at Affomix from October 2009 to July 2010 and Illumina from July 2010 to January 2012, and then joined the Company in January 2012 as the Vice President of Technology Development. Dr. Du received his Ph.D. degree in biology from the California Institute of Technology in 2001 and his bachelor’s degree and master’s degree in physiology and biophysics in 1991 and 1994, respectively, from Peking University. Dr. Du also completed his postdoctoral research from Yale University..

●	Yumeng Wang, replaces Lefei Sun as a director immediately prior to filing of the annual report of the Company for the year of 2022 (the “Annual Report”), as designated by General Atlantic Singapore AI Pte. Ltd. pursuant to Adagene’s current effective memorandum and articles of association. Ms. Wang is a vice president at General Atlantic, primarily responsible for investments in healthcare and life sciences sectors. Prior to joining General Atlantic, Ms. Wang served as an equity research analyst at The Hongkong and Shanghai Banking Corporation, mainly focusing on the healthcare sector. Ms. Wang also serves as a non-executive director of Ocumension Therapeutics (1477.HK) and Biotheus Inc. Ms. Wang received her bachelor’s degree in business administration in June 2013 and her master's degree in biotechnology in 2021 from The Hong Kong University of Science and Technology.

●	As a result of Yumeng Wang’s replacement of Lefei Sun, he has resigned from the Board. Additionally, Yuwen Liu has resigned from the Board and audit committee of the Board effective upon filing of the Annual Report, due to expiration of her initial appointment as a director and an audit committee member. Adagene appreciates the service of Ms. Liu and her contributions to the Board.

●	Each of Lefei Sun and Yuwen Liu has confirmed that there is no disagreement with the Board and there is no matter relating to his or her resignation that needs to be brought to the attention of the shareholders of the Company.

“We are excited to welcome Drs. Turner and Du and Ms. Wang to our Board, as we work to advance our differentiated clinical products rapidly to reach critical value inflection points, harvest value from our preclinical assets, and fully leverage our platform technologies to drive future growth,” said Peter Luo, Ph.D., Co-Founder, Chief Executive Officer and Chairman of the Board of Adagene. “I am also appreciative of Lefei Sun’s many contributions during his past four years of service and the contributions of Yuwen Liu in the past year. I look forward to working with the new directors who bring a breadth of industry experience and new insights to our Board.”

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biotechnology company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody™, SAFEbody®, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. Adagene has forged strategic collaborations with reputable global partners that leverage its technology in multiple approaches at the vanguard of science.

For more information, please visit: https://investor.adagene.com.

SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding the potential implications of clinical data for patients, and Adagene’s advancement of, and anticipated clinical activities, clinical development, regulatory milestones, and commercialization of its product candidates. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, and the impact of the COVID-19 pandemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor & Media Contact

Ami Knoefler
Adagene
650-739-9952
ir@adagene.com